Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: November 10, 2021

WEJO MICROSOFT PARTNERSHIP VIDEO TRANSCRIPT

SARAH LARNER [00:00:04] Wejo entered into a strategic partnership with Microsoft to bring the power of connected vehicle data and enrich Wejo mobility intelligence portfolio. Under the new agreement, Wejo will build its suite of data and intelligence solutions on the Microsoft Azure cloud platform.

LOREN HILLBERG [00:00:24] By combining forces, the two organisations will unlock the power of connected vehicle data, providing customers with greater value at scale and across multiple industries, while demonstrating a shared respect for total commitment to data privacy and security.

CHRIS HASSEBIEN [00:00:38] In addition to the partnership, the company's long term vision for the relationship includes the potential for Wejo integration into Microsoft's data platform, including operational data, source analytics, AI, machine learning, data sharing, data governance and business intelligence.

KATE ROSENSHINE [00:00:58] Microsoft Azure Cloud Platform builds, runs and manages data and applications at scale in a secure and trusted environment.

SARAH LARNER [00:01:07] Wejo is leveraging connected vehicle data across multiple industries to ignite a mobility revolution with windows extensive and growing data assets on Azure. Together, we have the opportunity to help customers make better business decisions, provide differentiated customer experiences and find new revenue streams to drive future innovation.

CATALIN CAPOTA [00:01:32] One of the challenges that the automotive industry faces is the sheer scale of data from cars such as real time traffic alerting, parking availability, detection, road conditions and autonomous vehicle communications

DAVID BURNS [00:01:43] Wejo Microsoft are building cloud infrastructure that can be placed in the right locations to enable edge processing. Wejo Adept and Microsoft Azure will benefit carmakers, and their drivers in many ways, including near real time data exchange, data security and privacy and scalability.

KATE ROSENSHINE [00:02:06] Wejo's Mantra for its products is data for good, with data security and privacy at its heart. From the get go, Microsoft Azure only strengthens that commitment. Drivers must be in control of their data, and together, Wejo and Microsoft will ensure that protection.

MATT BATEMAN [00:02:21] We also jointly recognise that how we think about big data today will quickly be surpassed by the vast amount of connected vehicle data infrastructure and camera data to name just some sources being generated every day.

LOREN HILLBERG [00:02:35] Scalability and edge processing will deliver near real time driver experiences as the data grows by Azure's patented artificial intelligence functionality will enhance predictability. For example, helping to reduce road traffic accidents through near real time data modelling,

MATT BATEMAN [00:02:49] Wejo’s early market has been data monetisation, and this will continue to grow fast as a revenue stream, per our business plan.

DAVID BURNS [00:02:57] Wejo's OEM partners are increasingly interested in Wejo as a cloud platform, which is now built on Azure. This will enable them to unlock incredible insights into the data from their own vehicles. That's just one use case.

MATT BATEMAN [00:03:13] The massive growth in data will require edge processing, where together we can deploy Azure and Wejo adapt as a service as vehicle to vehicle communication increases. This type of card solution will become essential.

DAVID BURNS [00:03:27] Together, Microsoft and Azure can accelerate the delivery of solutions such as crash notification, power failure prediction, traffic signal automation and pay by car features. I could go on, but the possibilities are almost endless.

MATT BATEMAN [00:03:45] We loaded our data into Azure and quickly saw huge benefits for Microsoft's mapping solutions. Wejo's data is only from connected vehicles live on platform covering 95 percent of roads in the US.

KATE ROSENSHINE [00:03:59] Wejo's data today extends across the US and Europe. We're starting with a daily delivery of the whole of Wejo data, and over the coming weeks and months, we'll be progressing this to being a live data feed in near real time.

LOREN HILLBERG [00:04:11] This will enable us to deliver significant benefits to our customers with real time traffic alerts, notification of dangerous road conditions and the best way to get from A to B live based on what's happening on the roads. This is very exciting for our solution.

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Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021 (as amended on September 7, 2021, October 1, 2021, October 7, 2021 and October 18, 2021), and thereafter declared effective on October 22, 2021, including the definitive proxy statement/prospectus filed on October 22, 2021 in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021 (as amended on September 7, 2021, October 1, 2021, October 7, 2021 and October 18, 2021), which was thereafter declared effective on October 22, 2021. The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 was declared effective, the definitive proxy statement/prospectus was mailed to Virtuoso’s stockholders as of a record date of October 14, 2021 for voting on the proposed business combination. Stockholders are also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination is set forth in the definitive proxy statement/prospectus for the proposed business combination. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, is set forth in the definitive proxy statement/prospectus relating to the proposed business combination.

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